FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2010

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 12, 2010	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.


GPA Day
2010

AGENDA GPA DAY 2010

MORNING

Opening - Abilio Diniz

Strategies - Enéas Pestana

2010 Guidance - José Filippo

Food Business - Tambasco

Non-Food Business - Ramatis

Message from the Board - Abilio Diniz

AFTERNOON

Financial Products and Services (Credit) - Luis Staub

Multi Channel - Quiroga/Hugo Bethlem

Eletroelectronic Business - Jorge Herzog

Sustainability - Hugo Bethlem

GPA Day 2010

OPENING

ABILIO DINIZ

Chairman of the Board



GPA Day 2010

2010 STRATEGY

ENÉAS PESTANA - CEO





Conclusion of a very important cycle

Beginning of a new one

2010 - Scenario

GPA Day 2010



GPA DAY 2010 AGENDA

MORE THAN A RETAIL COMPANY,
A DISTRIBUTION GROUP



Grupo Pão de Açúcar

Virtuous Cycle


...and this is how you ensure better returns for GPA.
PROFITABILITY
COMPETITIVENESS
...with efficiency in operations, synergies and rationalization of expenses...
GROWTH
Invest in expansion and gains in market share...

GRUPO PÃO DE AÇÚCAR

STRENGHTS AND CAPABILITIES



PEOPLE

- Top management: strategically oriented with an in-depth knowledge of the business and the market
- Results oriented team
- Aggressive variable compensation

OPERATING EFFICIENCY

- Multiformat structure
- Size of the Company: Scale
- Logistics network and IT infrastructure

DISCIPLINE IN THE MANAGEMENT OF CAPITAL

- Focus on efficiency and maximization of existing assets
- Expenses control
- Discipline in CAPEX
- Solid capital structure

Grupo Pão de Açúcar

OPPORTUNITIES



Increase its presence in the less saturated markets particularly in the Northeast and Middle-East

Simplify the Company's portfolio of banners / brands

Bring expertise from specialized channel to hypermarkets

Grupo Pão de Açucar

Grupo Pão de Açúcar

More than a retail Company, a Distribution Group


FOOD
NON-FOOD

FOOD STRATEGY

GROWTH

Increase market share

Rationalize brands

Focus on **wholesale** formats (Assaí) **and proximity** (Extra Fácil)

Geographical Strategy: Middle-West and Northeast



NON-FOOD STRATEGY

SPECIALIZATION AND SYNERGIES


CARD
1234 5678 9023

High growth rates in the specialized segments

Strategic Moves: acquisitions and joint ventures

Leverage sales of non-food items in hypermarkets

FIC as a growth pillar (Credit)

CORPORATE SOCIAL RESPONSABILITY AND SUSTAINABILITY STRATEGY

Value Chain

Encourage the use of **returnable bags and recyclable packaging**

Waste management

Green DCs and Stores

Recycling Stations

Quality of life for our employees

Diversity



Grupo Pão de Açúcar

OUR TEAM

CEO



Enéas
13 years in retail
7 in GPA

Executive Officers

Hugo
IT and Supply Chain



31 years in retail
9 in GPA

Tambasco
Commercial Operations



31 years in retail
31 in GPA

Ramatis
Commercial



25 years in retail
4 in GPA

Claudia
Human Resources



2 years in retail
2 in GPA

Sylvia
Extra Operations



25 years in retail
10 in GPA

Paulo
Commercial



21 years in retail
21 in GPA

Marcelo
Regional Operations



9 years in retail
9 in GPA

Caio
Real Estate
E-commerce



18 years in retail
18 in GPA

Filippo
CFO



2 months in retail and in GPA

They manage 70 thousand people

Grupo Pão de Açucar

OUR PEOPLE 2010

Strategies

Promote the **Talents Management**

Invest in **training**

Reinforce Corporate Culture

Reinforce the **commitment**

Reduce turn over



Grupo Pão de Açucar


Distribution Group
Prepared Team
Seek of Efficiency
Discipline in Capital Management
Growth with Profitability
Integrated Diversification
Multiformats
Multiregions
Sustainable
Grupo Pão de Açúcar

GPA Day 2010

GUIDANCES 2010

José Filippo - CFO



MAIN DRIVERS

Maintain the Company's **financial and economical health**

Increase the productivity levels in existing stores

More profitable formats expansion

Increase in **market share**



Grupo Pão de Açúcar

GROSS SALES GROWTH



CBD
Ponto Frio
R$ million
48.9%
26,223
2,888*
23,335
16,460
17,643
20,857
2006
2007
2008
2009



2008-2009

Sales pillars:

- Assortment, Pricing, Communication and Service

Greater specialization and regionalization

Differentiation: perishables and non-food (credit)

Price Competitiveness

Operational efficiency

* Refers to six-month operation under GPA management

GROSS SALES GROWTH


CBD
Ponto Frio
R$ million
26%
> 33 bi
> 7 bi**
> 26 bi
26,223
2,888*
23,335
16,460
17,643
20,857
2006
2007
2008
2009
2010e



2010 – Continuous Focus on Customer

Gains in market share

Food sales growth higher than inflation

Organic growth: Stores Openings and Conversions

Significant non-food sales growth

* Refers to six-month operation under GPA management

** Includes the extra.com sales from May through December

Grupo Pão de Açúcar

SAME-STORE SALES



REAL GROWTH
GROSS SAME-STORE
SALES
+5.0%
+4.5%
+4.0%
+2.6%
2006
2007
2008
2009
2010e
-0.8%
-4.1%



Maximization of Existing Resources

Even more adequate banners positioning

Competitiveness and Differentiation

EBITDA GROWTH


EBITDA Margin
EBITDA (R$ bi)
0.98
1.00
1.36
1.50
> 1.80
7.1%
6.9%
7.5%
6.5%
2006
2007
2008
2009
2010e

Higher participation of Assaí and Ponto Frio sales

Better Negotiations with Suppliers

Rationalization and Control of Expenses

Regain of regionals' results

Grupo Pão de Açúcar

CAPEX EVOLUTION

Opening of 109 new stores during 2006-2009

Sales area average growth of 5% per year

ROCE improvement in around 600 bps



CAPEX R$ (million)
ROCE
804
1,209
471
723
10%
10%
15%
16%
2006
2007
2008
2009

AN EYE ON THE FUTURE

Approximately **100 new stores** in **2010**

4 Extra Hiper	**60** Extra Fácil
4 Extra Hiper Compacto	**4** Pão de Açúcar
10 Extra Supermercado	**18** Assaí



ASSAÍ
extra facil
extra super
extra hiper
extra hiper compacto

Grupo Pão de Açúcar

GROWTH WITH PROFITABILITY

- Opening of 100 stores
- 8-9% growth of sales area
- Conversion of CompreBem and Sendas into Extra Supermercado
- Organic growth in Assaí, Extra Fácil, Extra Hiper and Pão de Açúcar
- Store Renovations
- Lands
- IT and Logistics Infrastructure



CAPEX R$ (million)
804
2006
1,209
2007
471
2008
723
2009
Approx
1,600
2010e
Grupo Pão de Açúcar

NET DEBT / EBITDA


1.27x
0.62x
0.50x
0.47x
Less than 1x
2006
2007
2008
2009
2010e



GUIDANCES 2010

		2009	Guidances
TOTAL GROSS SALES (R$)	GPA	R$ 23.3 billion	More than R$ 26 billion
	GPA+ Ponto Frio	R$ 26.2 billion	More than R$ 33 billion
REAL GROWTH IN GROSS SAME-STORE SALES (%)	GPA+ Ponto Frio	4.5%	Between 4.0% and 5.0%
EBITDA (R$)	GPA+ Ponto Frio	R$ 1.5 billion	More than R$ 1.8 billion
CAPEX	GPA + Ponto Frio	R$ 0.7 billion	Approximately R$ 1.6 billion
NET DEBT / EBITDA	GPA+ Ponto Frio	0.47 x	Less than 1x


2010

Grupo Pão de Açúcar


Grupo Pão de Açúcar
More than a Retail Company, a Distribution Group
SUSTAINTABILITY
GROWTH
FOOD
arroz
NON-FOOD

GPA Day 2010

FOOD

JOSÉ ROBERTO TAMBASCO



Retail Industry (Ranking Abras)

The size of the Sector:
R$ 181.2 billion - 5.7% of GDP

14.3%

Market share (%)[1]



13.3%
10.4%
10.4%
65.9%
13.8%
14.1%
11.0%
61.1%
13.2%
14.2%
10.7%
61.9%
14.5%
14.1%
10.8%
60.6%
2006
2007
2008
2009
Grupo Pão de Açucar
Carrefour
Walmart
Others



(1) Source: Abras - Brazilian Supermarkets Association

Grupo Pão de Açucar

Strategy in the Food Segment GROWTH



- Growth in **Same-Store Sales (SSS)**
- Expansion through **Organic Growth**
- **Rationalization** of Brands
- **Geographical** Strategy

Grupo Pão de Açucar

MARKET AND CONSUMER TRENDS

MARKET

TRENDS
Expansion of Classes B/C

Credit availability

Inflation under control

Increase in Consumption

CONSUMER

TRENDS
+ Aware

+ Demanding

- Time

Ease of access to means of purchase (multichannel)

Availability (products and efficiency in the distribution chain)

Service with excellence

Value (Price)

Interactivity and Relationships (new medias and environments)

Ease of purchase (offer of service)

Commitment to Social Development and Sustainability

FOOD
GROWTH – Focus on Formats

Higher potential for growth are seen in **neighborhood formats:**



	Position on 12/31/2009	Planner opening in 2010
Pão de Açúcar	145	4
Extra Hiper	103	4 (Hypermarkets) 4 (Compact stores)
Extra Eletro	47	-
CompreBem	157	-
Sendas	68	-
Extra Super	13	10
Extra Fácil	**52**	**60**
Assai	**40**	**18**
Total	**625**	**100**

The projected expansion in the *Food Service* market feeds expectation for growth in the Retail/Wholesale (R/W) segment…

The Brazilian Food Service Market

R$ billion



Projected CAGR
2008-2015: 11%
14%
7%
13%
12%
35
40
43
49
55
62
68
74
82
91
100
111
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
Real data
Projection

Last 10 years: Food Retail has grown 112% and **F.S. 231%**

Last 5 years, Food Retail has grown 47% and **F.S. 95%**



The *food service* market has doubled every five years

Source: ABIA; IBGE; ABIP; MET; ANR

Grupo Pão de Açúcar

The Retail/Wholesale Segment

Upward trend in number of **Assaí stores**


14
28
40
58
2007
2008
2009
2010


ASSAI

Return on Invested Capital **is very attractive for GPA**

Increase operations in **other states**

Proximity:
THE HIGHEST GROWTH FORMAT

Share of the formats in broader Retail Sales



2006-2008
(% of sales)
2006
2007
2008
5.2 5.1 4.8
10.8 10.6 11.1
41.8 44.4 47.2
31.5 29.1 25.8
4.8 4.7 4.7
1.8 1.5 1.9
1.7 2.0 2.2
2.3 2.6 2.4
Hyper
Super
Proximity
Cornershop, bars
Door-to-Door
Chemists, Drugstores
Wholesale/ Retail
Others

Factors that sustain the higher growth of Wholesale/Retail formats and Proximity (Extra Fácil)

Wholesale/Retail	Proximity (Extra Fácil)
Low Price Policy	**Difficulty** in getting to the big centers
Serving **specific growing niches**	**Verticalization** of cities
Expansion of **class C**	**Increase in** the number of **multi-channel consumers** and replacement purchases

Source: Painel Domiciliar, Latin Panel - End of 2008

Grupo Pão de Açúcar

Proximity

Second highest growth among all the formats

Business model to **improve ROIC***

Serve the growing number of **multi-channel consumers**

Verticalization of cities

Model **developed and tested** by the Group

Scale is **crucial for expansion**


extra Fácil

* Return on Invested Capital

Proximity

Growing number of **Extra Fácil** stores



112
52
32
19
extra Fácil
2007
2008
2009
2010



extra Fácil



extra Fácil

Grupo Pão de Açúcar

PORTFOLIO OF FOOD BRANDS

Grupo Pão de Açúcar

SUPERMARKETS

Pão de Açúcar | Sendas | CompreBem | ABC CompreBem

Wholesale/Retail

ASSAÍ ATACADISTA

extra

extra Fácil | extra hipermercados | extra supermercado

Why Extra?


extra

Extra brand has the **widest coverage** in terms of public and formats: "**embraces**" the CompreBem and Sendas consumers

Network of Extra brand

Neighborhood Supermarket

Modern and **Pleasing** Environment

The strength of Extra Brand:

- More assortment, particularly in perishable goods
- Price/Promotion

Extra brand is an **aspiration** for CompreBem customers

PORTFOLIO - FORMATS



Formats
Public
A
B
C
D
Moment of Purchase
Pão de Açúcar
Replenishing/ Scattered
extra hiper
Monthly Purchase
extra supermercado
Monthly Purchase and Replenishing
extra Fácil
Scattered

Differentials associated with Extra Supermarkets

CompreBem



Bakery
Butcher
Frozen
Fish
Cold and Dairy
Produce
Grocery
Checkouts

extra supermercado



Fish
Butcher
Cold and Dairy
Frozen
Grocery
Produce
Bakery
Coffee
Checkouts

Grupo Pão de Açúcar


confeitaria
padaria


padaria
baguetes
padaria
pães confeitaria
padaria
Controle de Qualidade


baguetes
padaria
queijos



Grupo Pão de Açúcar


alhos
temperos


aves
carnes e aves
peixes
peixaria


Grupo Pão de Açúcar

Grupo Pão de Açúcar


padaria
sobremesas
queijos
massas
lanches
café & lanch
sobremesas
queijos
requeijões
Grupo Pão de Açucar

Total number of Extra Supermarkets: **13**

Located in **São Paulo**, **Pernambuco** and **Fortaleza**

Tried and Tested model

Roll out (including Rio de Janeiro)

Take advantage of the presence of hypermarkets (synergy in terms of logistics and communication)


extra supermercado


extra
supermercado

Grupo Pão de Açucar

Geographical Expansion

Accelerate expansion in the Northeast and Middle-West

Expand in the **less saturated markets** and with **higher growth potential**

Enter in markets where we had **no presence** and the competition is **widely fragmented**


GPA Leadership
CE
DF
SP
RJ


Pão de Açúcar
extra
ASSAÍ
ATACADISTA

Grupo Pão de Açúcar

Expansion supported by our Logistics Network



DC'S
28 DCs

DCs Constructed Area (m^2)
570 thousand

Packages Transported
600 million

Number of Trucks
2,000

Number of employees
4,900

Grupo Pão de Açucar **18 DCs**

PONTO FRIO **10 DCs**

Grupo Pão de Açucar

28 Stores supplied by The Distribution Center in Brasília

New Green DC in Brasília

Storage capacity:

3x higher than the current one.


Mato Grosso
Tocantins
Goiás
Brasília
Mato Grosso do Sul
Minas Gerais

Grupo Pão de Açúcar

Expansion supported by Information Technology


Technology
Customer
Margin
Sales
DemandTec
51 categories
(67% of sales)
dunnhumby
Productivity
Inventory
SAP
Back-office
ORACLE
Demand Forecast
Grupo Pão de Açúcar


GrupoPão de Açúcar
More than a retail company, a Distribution Group
SUSTAINABILITY
SPECIALIZATION AND SYNERGIES
FOOD
NON-FOOD

GPA Day 2010



NON-FOOD

RAMATIS



NON-FOOD EXPANSION STRATEGY

Strategic decision made in 2007 to expand **non-food operations**

Projected construction of more than **30 million housing units in the next 20 years**

GENERATING SALES OPPORTUNITIES

FAVORABLE MACROECONOMIC SCENARIO

- **Greater offer** and **access to credit**
- Drop in **interest rates**
- The **'Minha Casa Minha Vida'** social program
- The **2010 World Cup**



Grupo Pão de Açúcar

NON-FOOD MARKET TRENDS

The Electronics Market in Brazil
(in R$ billion)


69
69
80
90
102
134
2008
2009
2010E
2011E
2012E
2013E
Source: Accenture, GPA Apsan Analysis

The Textiles Market in Brazil
(in R$ billion)


91
95
108
119
131
2008
2009
2010E
2011E
2012E
Source: Fator Corretora, Apsan Analysis

Social Mobility


4.5%
17.6%
30.9%
33.8%
13.2%
48.5%
4.6%
28.4%
45.8%
19.5%
1.8%
74.2%
2001
2008
A (Income:R$9,653)
B (Income: R$3,084)
C (Income: R$1,179)
D (Income: R$608)
E (Income: R$342)
Source: "Brasil em foco IPC Target 2008" study (Target Marketing) and IBGE 2001

"B" and "C" Classes Growth

Grupo Pão de Açúcar

NON-FOOD
SALES BREAKDOWN BY FORMAT

42% of GPA's* total revenue in 2009 is from **Hypermarkets**



37%
42%
10%
6%
3% 2%
Extra Eletro
Extra.com
Gas Stations and Drugstores
Atacarejo
Super
Hiper



40%
60%
Non-food
Food

* Without Ponto Frio



extra
Hiper
Grupo Pão de Açucar

NON-FOOD

FURTHER GEAR UP HYPERMARKET WITH SPECIALIST KNOWLEDGE

Success of Hypermarket (based on 2 key factors)


Legumes

Loyalty


Casa

Differentiation

Find the knowledge and strength in specialized channels

↓

Widen the specialization and non-food sales at hypermarkets


GrupoPão de Açúcar


GrupoPão de Açúcar

GrupoPão de Açúcar

NON-FOOD
THE CONSUMER OF NON-FOOD PRODUCTS AT HYPERMARKETS

What are people looking for at Hypermarkets?

Optimization of time

Ease of purchase – "all concentrated in one place"

Ease and practicality

The place for launches and novelties

Optimization of financial resources

Seeking opportunities

Offers and promotions



NON-FOOD
THE CONSUMER AT SPECIALIZED STORES

What are people looking for at specialized stores?

Reference
- Innovation / new items
- Diversity and variety of products
- Quality

Service
- Product knowledge
- Significant influence on choice

Environment
- Pleasant environment
- Attractive displays that draw people's attention



NON-FOOD
CONVERGENCE OF ATTRIBUTES

Consumers recognize and value the differentiated treatment offered by specialized stores, but want to check out the advantages offered by hypermarkets



SPECIALIZED
Customer Service
Environment
Variety and Quality
RESEARCH PRICES
HYPERMARKETS
Price opportunities and special offers
Ease of purchase
GrupoPão de Açúcar

DEVELOPMENT OF THE HYPERMARKET FORMAT


Grupo Pão de Açúcar

NON-FOOD

PRODUCT PORTFOLIO- ELECTRONICS


ormática


games . telefonia . informática . imagem . som . games . telefonia . informática . imagem


Imagem
Games



Grupo Pão de Açucar

NON-FOOD
PRODUCT PORTFOLIO – GENERAL MERCHANDISE


Casa


Casa
Decoraç


Cas
Decoração



Grupo Pão de Açucar

NON-FOOD

PRODUCT PORTFOLIO- TEXTILES




Feminino





Grupo Pão de Açúcar

NON-FOOD DEVELOPMENT IN THE BREAKDOWN OF SALES


R$ 7.8 billion*
+47%
R$ 5.3 billion
62%
+19%
76%
+136%
38%
24%
1Q09
1Q10
Food
Non-food
* Gross Sales with Ponto Frio

FURTHER GEAR UP HYPERMARKET WITH SPECIALIST KNOWLEDGE

- Knowledge of customers
- Customer service
- Assortment
- Competitive prices
- Payment conditions
- Environment


PROMOTIONAL MOVIE
2010 WORLD CUP

Grupo Pão de Açucar

Grupo Pão de Açúcar

GPA Day 2010

FIC x GPA BUSINESS MODEL

Staub



HISTORY OF FIC

Until 2004, GPA offered credit to its clients using its own financial resources, except for:

Private Label: offered by Fininvest & ABN AMRO

Co-Branded: offered by Credicard



Grupo Pão de Açúcar

Oct/04
Banco Itaú and CBD signed the contract creating FINANCEIRA ITAÚ CBD

Mar/05
Inauguration of the 1st FIC store



Apr/05
Approved Clients Prioritized by: Credit Score; Transaction History

May/07
Acquisition of the Cobranded portfolio from Credicard



extra

Dec/07
Break-even

2008
New Strategy: Focus on Private Label and Cobranded Special Offers for FIC Clients

HISTORY OF PONTO FRIO



Until 2006, the operation consisted just of financing via CDC (vouchers, checks and brand cards with interest) and EP (vouchers and checks)

Oct/01
Unibanco and Ponto Frio signed the contract creating INVESTCRED

PONTOCRED

2006
Launch of the Cobranded Card on the Unicard platform

Mar/08
Launch / Deployment of the Ponto Frio Flex card

May/09
Deployment of maximum ceiling limits on Flex card clients

Itaú

Grupo Pão de Açúcar

HISTORY OF FIC + PONTO FRIO

FIC

PONTO



08/2009
New Association Agreement between Itaú Unibanco and GPA, with a term of 20 years

Sept/09
Differentiation of their cards

Acceptance and Offer of FIC/GPA cards at Ponto Frio

4th Q/09
Consolidation of Investcred and FIC

Jan – Mar/10
Deployment of FIC credit products at Ponto Frio

June/10
Tipping of the Base

Itaú

Grupo Pão de Açucar

RESULTS

	2007 Quarterly Average	2008 Quarterly Average	2009 1st Quarter	2009 2nd Quarter	2009 3rd Quarter	2009 4th Quarter**	2010 1st Quarter
Net Profit (thousands of R$) *	(14,443)	1,295	9,145	4,618	6,236	16,592	17,025
Efficiency Index	68%	56%	51%	46%	47%	49%	43%
Portfolio (millions of R$)	1,345	1,604	1,615	1,672	1,720	2,951	2,910
Clients (thousands)	5,694	6,067	6,135	5,788	5,929	6,905	7,129

* 100% of the results of FIC - GPA equity pick-up 36% and Globex 14%

** 4th Quarter 2009 - Consolidation of Ponto Frio



Itaú

Grupo Pão de Açúcar

FIC X GPA BUSINESS MODEL



Offer of credit with a focus on sales
Electronic CDC x Healthy Credit

Exclusive benefits for our private label cards
Best means of payment in our stores

Non-food - 1st purchase
Differentiated Term of Payment for our Private Label Card

Food - Return purchases
Exclusive Discounts X Loyalty X Frequency

Partnership
Balanced Operation – Retail and Financial with a Focus on Results

FIC STRUCTURE


FIC Management
Credit Sup.
Planning and Control Sup.
Business and Relationship Sup.
Support and Business Sup.
FIC Commercial Sup. Extra and Assaí
Prod and Portfolio Man.
Ponto Frio Commercial Man.
Commercial Planning Man.
Internet Channel Man.
Grupo Pão de Açúcar
Itaú
Grupo Pão de Açúcar

FIC GOVERNANCE

Board of Directors | Credit Committee | Operating Committee | Internal Auditing | External Auditing



Itaú

Grupo Pão de Açúcar

CONSOLIDATED GPA + PONTO FRIO (%)

Participation in Sales – Consolidated GPA (%)


13.4%
13.4%
13.2%
14.5%
13.9%
0.9%
1.8%
10.8%
1.0%
1.6%
10.7%
0.6%
1.3%
11.2%
0.4%
1.3%
12.6%
0.3%
1.3%
12.2%
1st Q 09
2nd Q 09
3rd Q 09
4th Q 09
1st Q 10
Private Label
Co-Branded
CDC
Total

Information without Assaí

Itaú

Grupo Pão de Açúcar

CONSOLIDATED GPA + PONTO FRIO (%)

Ponto Frio (%)



23.1%
22.2%
19.5%
26.0%
24.2%
0.4%
0.2%
17.3%
5.3%
0.4%
0.2%
14.6%
7.0%
0.3%
0.4%
15.3%
3.5%
0.3%
0.8%
22.4%
2.5%
0.4%
0.6%
21.5%
1.7%
1st Q 09
2nd Q 09
3rd Q 09
4th Q 09
1st Q 10
Co-Branded
Private Label
Flex
CDC
Total

CONSOLIDATED GPA + PONTO FRIO (%)



Pont
Jul/09:
Last month before FIC Management
23.1%
22.2%
19.5%
26.0%
24.2%
0.4%
0.2%
17.3%
5.3%
0.4%
0.2%
14.6%
7.0%
0.3%
0.4%
15.3%
3.5%
0.3%
0.8%
22.4%
2.5%
0.4%
0.6%
21.5%
1.7%
1st Q 09
2nd Q 09
3rd Q 09
4th Q 09
1st Q 10
Co-Branded
Private Label
Flex
CDC
Total

Itaú
Grupo Pão de Açúcar


extra
ITAUCARD Itaú
5274 0000 0000 0000
Válido até 00/00
ANTONIO COUTINHO
Valid only in Brazil
extra
ITAUCARD Itaú
Brasil
5204 0300 0000 0000
Válido até 00/00
ANTONIO COUTINHO
Valid only in Brazil
MasterCard
extra
5157 0000 0000 0000
Sonia S. Oliveira
00000000000
CARDS
EXTRA

EXTRA CARDS
Store Card


extra
5157 0000 0000 0000
Sonia S. Oliveira
000000000000

Special Discounts + 200 products

Exclusive Installments

Account Payment **in GPA stores**

Cellular Recharge in **40 days**

70 days in Gas Stations

Limit Changes "ON-LINE"

Accepted at all GPA stores

Segregated Credit Limits: **for cash and installment purchases (Electronic CDC).**

Itaú

Grupo Pão de Açucar

EXTRA CARDS
Brand Card



extra
ITAUCARD
Itaú
5274 0000 0000 0000
00/00
ANTONIO COUTINHO
MasterCard
ELECTRONIC USE ONLY

EXTRA Card plus:

Single Credit Limit **(2.5 X)**

Credit Card
use inside and outside the store

PROMOTIONS by ITAUCARD and MASTERCARD (**50% discounts** at soccer games and cinemas)

Itaú

Grupo Pão de Açucar

EXTRA Cards
Cobranded Card

EXTRA Card plus



extra
ITAUCARD
Itaú
Brasil
5204 0300 0000
MasterCard
ANTONIO COUTINHO
Valid only in Brazil

Single Credit Limit
(2.5 X)

Credit Card
inside and outside the store

PROMOTIONS by ITAUCARD and MASTERCARD (**50% discounts** at soccer games and cinemas)

2.5 % bonus on purchases at GPA

Itaú

Grupo Pão de Açucar

INSURANCE ON THE CARD

+ than **10 types of Insurance** including for example:

Unemployment **insurance**

Residential **insurance**

Protected purchase **insurance**

Loss and theft **insurance**



extra
taií
5157 0000 0000 0000
SONIA S. OLIVEIRA
000000000000

Itaú

Grupo Pão de Açúcar

FIC PRODUCT SEGMENTS




Supermarket
Hypermarket
Electronics
Internet
Convenience
Electronics | Internet
Supermarkets | Wholesale


BANNER
PL
PL BRANDED
CO-BRANDED
Pão de Açúcar
extra
CompreBem
Sendas
ASSAÍ
PONTO FRIO
Itaucard

Itaú

Grupo Pão de Açúcar

FLEX CARDS

After the association: **Best Means of Payment in the stores**

Growth of **41%** in the **sales of the Flex card**

Growth of **21%** in the percentage of **approval of new accounts**


PONTO FRIO
PONTO CRED
MasterCard
Itaú
Grupo Pão de Açucar

FUTURE PROSPECTS

Objective:

To be the **best option for payment** and **financing** in the stores, with quality, seeking **client loyalty** and **winning over the client**

Focus:

- Greater **benefits** and **differentiation** to the clients
- **Innovation**
- Client **service**
- Develop the **internet channel**
- Pursuit of **excellence**



Itaú

Grupo Pão de Açucar

EXAMPLE OF PROMOTIONS


extra
5157 0000 0000 0000
CARTÃO EXTRA.
QUEM TEM, TEM DESCONTOS EXCLUSIVOS.
Se você ainda não tem, faça já o seu.*
TRAMONTINA
28 cm
24 cm
ARROZ DE PILÃO
Albaruska
7 Grãos
nutrella
FORNO MINAS
1,99
3,79
3,39
3,79
3,99
4,39
5,59
10,29
10,39
44,90
10,49
11,90

Itaú

Grupo Pão de Açucar

EXAMPLE OF PROMOTIONS


18X SEM JUROS
extra
O cartão Extra caprichou no desconto para você caprichar no presente do Dia das Mães.
MÃE MERECE MAIS
POR: 149,00
COM O CARTÃO PONTO FRIO O DIA DAS MÃES FICA ESPECIAL
12X
OFERTAS
11ª Feira de Informática
extra
A CONEXÃO DA TECNOLOGIA COM O MELHOR PRAZO.
PRODUTOS EM ATÉ 18X
NO CARTÃO EXTRA

Itaú

Grupo Pão de Açúcar

GPA Day 2010

QUESTIONS & ANSWERS



Grupo Pão de Açúcar


GPA Day
2010
MULTICHANNEL
Quiroga & Hugo

TALK ABOUT TOMORROW's RETAIL TRENDS..



... IS TO TALK ABOUT WHAT WE DO TODAY

Development of **consumption trends**

Grupo Pão de Açúcar has improved **its sales approach**

Grupo Pão de Açúcar



SCENARIO

GPA.COM

EHUB

PRELIMINARY GUIDANCE

GPA DIGITAL



SCENARIO

GPA.COM

EHUB

PRELIMINARY GUIDANCE

GPA DIGITAL

ON-LINE MARKET AT FULL STEAM AHEAD

Constant growth in the base of PCs providing the conditions for more people to use the Internet and online purchases



54
64.2
71.5
79.5
+11%
2008
2009
2010
2011

Increase in penetration in class C - new users and potential consumers on the web



71
33
15
76
39
21
80
45
25
AB
C
DE
(%)
2007
2008
2009



Grupo Pão de Açúcar

MARKET OPPORTUNITIES

E-COMMERCE

E-Commerce revenue totaled R$ 10.6 billion in 2009, up **30% compared with 2008**

The number of Internet users tripled between 2002 and 2008

Brazil: **67,552,000 users**

Penetration in Latin America is 30% compared with 73.1% in North America



High growth potential of e-consumers

From the current 25% of penetration among internet users to 46% in 2015


(mn)
2010 23
2011 28
2012 33
2013 40
2014 46
2015 53
2016 60
2017 68
2018 76
2019 84

Source: e-bit (2010)

Grupo Pão de Açúcar



SCENARIO

GPA.COM

EHUB

PRELIMINARY GUIDANCE

GPA DIGITAL

THE DEVELOPMENT OF E-COMMERCE AT GPA

E- COMMERCE

The Restructuring
of Extra.com

Apr 2006


GrupoPão deAçúcar

Aug 2008 — Segregation of e-commerce at **Ponto Frio** in a separate company

Nov 2008 — Start up of the **completely separate** operations (new e-commerce platform + new exclusive DC)



GrupoPão deAçúcar

INTEGRATION

Implementation of the integration project of **PontoFrio.com with Extra.com**

Start up of the operation of the two brands **100% integrated**

2010 — Feb — Apr

- Team
- Commercial
- Processes
- IT
- Logistics





THE CREATION OF THE NEW COMPANY


GPA.com
PONTO FRIO
.com
eHub
.com
Wholesale
.com
extra
.com

Grupo Pão de Açúcar

A SIGNIFICANT NEW PLAYER IN 2010



Market Share (%)
B2W
GPA.com
Other
53.8
8.0
38.2
47.2
12.7
40.1
20
Estimated share of 20%
2008
2009
2010

Source: e-bit and companies' reports

Grupo Pão de Açúcar

DIFFERENTIALS

Portfolio of strong and complementary brands that cater to **different consumer needs**

- Assortment
- Target market: region and economic class

Dedicated business model

Experienced team

Synergies with GPA:

- Commercial and financial conditions
- Back Office
- Leveraging in offline marketing
- Possibility of greater assortment

Tecnological platform developed specifically for **e-commerce**


Grupo Pão de Açucar

Grupo Pão de Açucar



SCENARIO

GPA.COM

EHUB

PRELIMINARY GUIDANCE

GPA DIGITAL


Shops through the website
INTERNET
Servers/Database
Customer
e-Hub
DC
Logistics network
Dispatch
Picking, Packing/ Checking/ Invoice issuance
Storage
Supplier receive

E Hub: **full solutions** for your clients - retail and industry - to act in the electronic retail in a **fast, secure and competitive** manner during **all the steps of the business chain.**

GrupoPão de Açúcar

INTERNATIONAL REFERENCE FOR E-HUB

amazon commerce

BUY

Website
Create Shopping Experiences That Reinforce Your Brand

Mobile
Allow Your Customers to Shop Anywhere Anytime

Phone Catalog
Provide A Superior Phone Ordering Experience

Fullfilment
Create Loyal Customers With High Quality Direct To Consumer Fulfillment

Customer Service
Get a 360°. View Of Your Customers´s Complete Shopping History

WebStore by Amazon

- Set Up Your Account
- Design Your Webstore
- Upload Your Product Inventory
- Change Your Domain to Point Your Website
- Start Selling on Your Webstore

Fulfillment by Amazon

- Send Your Inventory Directly to Amazon
- We Store and Manage it
- Customers Buy Your Products
- Amazon Picks and Packs Your Order
- Amazon Ships Directly to Your Customers

Amazon Payments

- Set Up Your Accounts
- Place Amazon Payment Buttons on Your Website
- Customers Purchase by Clicking on Amazon Payments Buttons
- You Ship Products to Customers
- Amazon Transfers Payments to You

TARGET: Creating a Superior Online Shopping Experience.

The Customer Centered Solution for Multichannel Commerce.

Grupo Pão de Açucar

OPERATING LEVELS

Marketing | Content | Technology | Service | Logistics

Business Intelligence and Operations

B2B2C
- hp invent
- casa show

ePlataforma
- STAPLES that was easy
- SHOP LUXO
- Itautec

Full e-Commerce
- Leader SUA VIDA MAIS BONITA
- Mesbla Sempre melhor

Grupo Pão de Açúcar

MAIN E-HUB QUALITIES

Experience and single offer in the e-commerce segment	Team of executives with experience in managing and operating physical retail and online businesses
	Ability to react quickly to market needs and changes
	Establishment of a robust network with suppliers and clients
	Shorter learning curve in relation to the processes inherent to the business
	Exclusive strategy for the activity of offering e-commerce to the market
High-performance technology e-commerce platform	Features for viral marketing (communities)
	SEO (Optimization of Searchers' Results)
	Integration with internal and external management systems - ERP / WMS
Competitive scale and price	The high-volume of the operation allows for gains in scale in terms of technology, operations and logistics



Grupo Pão de Açúcar

A WIN-WIN SITUATION FOR EVERYONE

Customers

The feasibility of entering into **e-commerce** is supported with a **differentiated and low-cost platform**

GPA

Service Margin

Increase in scale


LEADER
casa show
STAPLES
that was easy
hp
invent
Grupo Pão de Açúcar



SCENARIO

GPA.COM

EHUB

PRELIMINARY GUIDANCE

GPA DIGITAL

Free cash generation: growing EBITDA margin, low Capex and efficient working capital management


31

Market share gain: at least 50% above-market average growth in the next three years




100
5
1
10

EBITDA margin in 2011 in line with total GPA



Integration of Wholesale by the end of 2010


Grupo Pão de Açucar



SCENARIO

GPA.COM

EHUB

PRELIMINARY GUIDANCE

GPA DIGITAL

WARNING TO NAVIGATORS




INTERNET:
ONE WAY TICKET,
NO TURNING
BACK...
ONE WAY
Grupo Pão de Açucar
Grupo Pão de Açucar

BEFORE

LEAVING,

LET´S GET TO KNOW THIS

“DIGITAL OCEAN”


N
NW
NE
W
E
SW
SE
S



Grupo Pão de Açucar

67.5 million Internet users in Brazil.

More than the population of countries like France, Italy and United Kingdom.

Brazilians surf the web for an average **48.26 min / month.**

Brazil is the **leader in the world ranking.**

SOCIAL CONSUMER:

- Expects a better **experience** online than offline;
- **Considers online opinions** of friends and strangers;
- **Wants feedback** about products and services
- Wants to **purchase**
- Often wants **customization**

Internet penetration is rising, while traditional means are stable or falling (TV, Radio, Magazines, etc.).

50% of the internet users are from **lower income classes.**

Grupo Pão de Açucar

INNOVATION

Fiat Mio Project


buscar
ideias livres
montagem técnica
inspire-se
Integração com gadgets – Qual a melhor maneira de conectar o celular e outros gadgets ao carro?

RESULT:

Mobilization of more than 10,000 Internet users

More than 7,000 suggestions were posted

Grupo Pão de Açúcar

BUSINESS
OPPORTUNITY

Karma Loop


Karma Loop .com
YOUR CART
0 Items | $0.00
MY ACCOUNT
CUSTOMER SERVICE
GUYS NEW SALE ALL
GIRLS NEW SALE ALL
SEARCH FOR STUFF
GO
KAZBAH STORE
McAfee SECURE
GUYS
NEW ARRIVALS
ON SALE
GUYS BRANDS
TSHIRTS
TRACK JACKETS
HOODIES
DENIM
SNEAKERS
ACCESSORIES
GIRLS
NEW ARRIVALS
ON SALE
GIRLS BRANDS
TSHIRTS
TRACK JACKETS
HOODIES
FAVORITES
BRIAN new LICHTENBERG
Spend $50 FREE SHIPPING
Spend $120 FREE SHIPPING +10% OFF
USE CODE: CRAZYCOOL
LRG & MORE $5 TEES & UP TO 85% OFF
GET $10 OFF NOW
SIGN UP TO GET EXCLUSIVE OFFERS AND NEWS
GUYS
NEW ARRIVALS


Scale is based on the average worldwide traffic of karmaloop in all years. Learn more
karmaloop 1.00
Search Volume index
Google Trends
4.00
2.00
0
A
B
C
D
E
F
2004
2005
2006
2007
2008
2009
News reference volume
0

Grupo Pão de Açúcar

BRAND

IMAGE

Case United Airlines


YouTube
United Breaks Guitars

A client had his **guitar broken by United Airlines.**

A year spent complaining and nowhere near a solution.

Made a humorous video telling the history.

RESULT:

5,546,606 hits on Youtube, as well as a general Buzz on the internet.

RELATIONSHIP



orkut


orkut
início
perfil
TAEQ - Vida em Equilíbrio
taeq
vida em equilíbrio
www.taeq.com.br
Português (Brasil)
Saúde, Bem-estar e Fitness
moderada
aberta para não-membros
São Paulo, SP, Brasil
3 de fevereiro de 2007


oq faz vc feliz???
Início > Comunidades > Atividades > Eu trabalh
mostrando 1-10 de 25
Arlindo
oq faz vc feliz???
nos conte oq faz vc feliz?


orkut
início
perfil
Barra de Cereais Taeq
www.taeq.com.br
Português (Brasil)
Saúde, Bem-estar e Fitness
aberta para não-membros
Brasil


orkut
Perfil
Amigos
Comunidades
Ponto Frio Loja 401 ES
Lugar de Campeões ! Lugar de gente Feliz !
401 - Shopping Praia da Costa - Vila Velha - ES.
Conceder informações diversas, e também promover
bate papo entre Colaboradores e amigos !!!
Loja PONTO FRIO 401:
Lugar de Campeões, Lugar de Gente Feliz .
Mediador : Jonathan Rigamonti
Brasil

Grupo Pão de Açucar

RELATIONSHIP



twitter

@taeq o iogurte de pessego e morango de vocês ficou DEMAIS!!! Adoro também as barrinhas de cereal...

abnerpinho
Abner

@taeq Adoro vcs. Pudim light e hambúrguer de soja... ROX!

Ricardo_Ono
Ricardo Ono

Na fila do Extra, ouvindo o cd de Natal de Simone como música ambiente. Supermercado cheio de gente. Delícia.

tato
Thiago Pedrosa

@taeq Que delícia! Vou mostrar pra minha mãe!

Reply

Lily_Katagiri
Munemasa Katagiri

Grupo Pão de Açúcar

RELATIONSHIP





YouTube
visita ao cd pão de açúcar
Pesquisar
Procurar
Visita ao CD Pão de Açúcar
joaoguy 68 vídeos
Inscrever-se
Vídeo sobre a visita da turma de empreendedorismo da FIC (Faculdade Integrada do Ceará) à Central de Distribuição...
3099 exibições
Gostei
Salvar
Compartilhar
<Incorporar>
Postar um comentário

YouTube



Grupo Pão de Açúcar


PA Delivery
TAEQ
Marcas Exclusivas
Compre Bem
Central de Negócios
Circuito de Corridas
TI
Imprensa
PA Mais
Sendas
Fornecedores
Ponto Frio.com
Drogarias
Extra.com
Casa do Cliente
Casino
Clube Extra
Qualidade na Origem
PAEC
RH
PA Kids
Postos
Extra Institucional
GPA
RI
Comunicação Interna
Pão de Açúcar Institucional
Assai
GPA Malls
Multi-benefícios
MANAGEMENT OF GPA SITES
Grupo Pão de Açúcar


INNOVATION
MANAGEMENT OF GPA SITES
BRAND IMAGE
GPA DIGITAL
Expand the scope of all our brands into the digital world
BUSINESS OPPORTUNITY
RELATIONSHIP
Grupo Pão de Açucar

Centralize the demands for **innovation and technology** of the group

Generate business **(virtual and physical)**

Work in an integrated manner with all the **areas**

Generate higher synergy among marketing, it and online agency

Bring pioneer technology solutions or **great opportunities** for the group


GrupoPão de Açúcar

GrupoPão de Açúcar

Potentialize the **loyalty and relationship with clients**

To increase and generate higher returns from **marketing investments**

Extract the benefits of the synergy between the **bricks-and-mortar world and** the **digital world**

Build the strategic plan for the web channel for all the banners

Remain the sites contents **updated**

Act focused on **social networks**


GrupoPão de Açúcar

To get far on the internet wave

your strategy should be to travel by ship,

AND NOT IN A DINGHY.


Grupo Pão de Açucar
Grupo Pão de Açucar


An Integrated and Specialist team
Reliable and scalable
technological infraestructure
Continuous Investment
Executive Support
Grupo Pão de Açucar
Blogger
facebook
twitter
orkut
myspace
a place for friends
Grupo Pão de Açucar

IPHONE EXTRA SUPPORTERS APPLICATION


É HEXA
BRASIL
extra
O BRASIL
É EXTRA
Google

Grupo Pão de Açúcar

MOBILE SITE:
access from any cell phone




extra
É HEXA BRASIL
O BRASIL É EXTRA
O EXTRA É O PATROCINADOR OFICIAL DA SELEÇÃO
ÔLA
PROMOÇÕES
NOTÍCIAS
TABELAS
DOWNLOADS
Puxe essa torcida!
Rumo à África
TORÇA COM A GENTE
CBF
BRASIL

WEBSITE:

Interactive Ôla

Games

Widget

Grupo Pão de Açucar


GPA Day
2010
COMING SOON...

MOBILE COMMERCE
PA DELIVERY


Busca de Produ
Buscar
3 itens
R$ 22,
Digite suas palavras de busca:
BUSCAR
250g
R$ 6,09
Qtd.
Café à Vácuo Descafeinado PONTO
Aralto Pacote 250g
R$ 7,47
Qtd.
Café à Vácuo Extra Forte 3 CORAÇÕES
Pacote 500g
Carrinho
Menu

Innovational

Practical

Intelligent

Reliable

Grupo Pão de Açúcar

NEW GPA SITE



Grupo Pão de Açúcar
seu perfil
NOSSAS
BANDEIRAS
RESPONSABILIDADE
SOCIOAMBIENTAL
Pão de Açúcar
Abilio
Diniz

NEW INVESTOR RELATIONS SITES


TIM
18:47
70%
Grupo Pão de Açúcar
Site Clássico
English
Selecione
Cotações
Bandeiras
PCAR5 00,00 00,00
IBOV 67.119 -0,61%
CBD 5.604 0,79%
Pão de Açúcar
Notícias
ver todas | RSS
05 mar Teste2
05 mar Teste
Fale Conosco
grupo
bandeiras
negócios
marcas próprias
resp. socioambiental
notícias
selecione seu perfil
RELAÇÕES COM INVESTIDORES
Home RI
O Grupo
Governança Corporativa
Informações Financeiras
Serviços aos Investidores
Outras Informações
Fale com RI
SERVIÇOS DE RI
Lorem ipsum dollor sit das
Maximus dorun carustos mostem supom daque
English
DESTAQUES
Busca
Acesso Rápido
MEUS FAVORITOS
NOTÍCIAS
GRÁFICO E COTAÇÕES
KIT DO INVESTIDOR
Resultados 1T10
Webcast 1T10
Relatório Anual
BANDEIRAS DO GRUPO

AND MUCH MORE...

Grupo Pão de Açúcar

REPERCUSSION IN THE MEDIA



estadao.com.br

O ESTADÃO: DIGITAL | DE HOJE | NO DESKTOP | NO CELULAR
ACESSO: CADASTRO | LOGIN | WEBMAIL | RSS
MULTIMÍDIA: ESPECIAIS | FOTOS | ÁUDIOS | TV ESTADÃO

PRIMEIRA PÁGINA | OPINIÃO | NACIONAL | INTERNACIONAL | VIDA & | ECONOMIA | CIDADES | ESPORTES | CADER

ESTADÃO DE HOJE | ECONOMIA & NEGÓCIOS

A aposta do Pão de Açúcar na web 2.0

O grupo Pão de Açúcar criou uma área dedicada a estudos de ferramentas da web 2.0. Batizado GPA Digital, esse núcleo reúne 30 profissionais das áreas de tecnologia e de marketing especializados na relação com o novo consumidor. O investimento de R$ 10 milhões faz sentido: segundo o Ibope Nielsen, 66,3 milhões de brasileiros, com idade superior a 10 anos, utilizaram a internet no ano passado. O GPA Digital vai gerenciar todas as bandeiras de varejo do grupo na web: Extra, Pão de Açúcar, Ponto Frio, CompreBem, Sendas e Assaí, além das marcas de produtos Qualitá e Taeq.

Aspen volta à rota dos brasileiros

Uma das operadoras de turismo que mais leva brasileiros a Aspen, nos Estados Unidos, a Ski Brasil, viu seu movimento crescer 50% neste ano sobre 2009. Tradicionalmente, os turistas nacionais (20 mil em 2010) são assíduos frequentadores da estação de esqui americana. Eles respondem por um terço do total de estrangeiros que passeiam por lá todos os anos, durante a temporada de inverno, que vai de novembro a março. O resultado, na verdade, significa uma recuperação em relação ao mau desempenho da agência no ano passado.

GRUPO PÃO DE AÇÚCAR

Serving the client

Wherever he is

Whenever he wants

With Whatever he needs




GPA Day
2010
QUESTIONS & ANSWERS

Grupo Pão de Açúcar


GPA Day
2010
GLOBEX
Jorge Herzog

NON-FOOD EXPANSION STRATEGY

2007

Strategic decision: **expand operation and reinforce/protect GPA core business**



Grupo Pão de Açúcar

ELETROELECTRONICS MARKET

Average Growth

2002a – 2007a
15.0%

2008 – 2013e
14.6%



In R$ billion

2002	30
2003	34
2004	40
2005	45
2006	50
2007	59
2008	68
2013e	134

Source: Accenture

Grupo Pão de Açúcar

SPECIALIZED STORES



2008 MARKET SHARE
16%
7%
3%
3%
3%
3%
BAHIA
PONTO FRIO

Valor Econômico (2008) Ranking

Grupo Pão de Açucar

PONTO FRIO

Trend in reduction of sales

Negative EBITDA

Great Opportunity of Integration with GPA



HAVING AS REFERENCE THE PROJECT **"BACK TO BASICS" OF 2008, WE ACCOMPLISHED....**

Grupo Pão de Açúcar

FOCUS ON CLIENT
STORE AS CENTER OF THE BUSINESS

PROJECT "BACK TO BASICS"2

Sell more and better
- Provide credit
- Invest more in communication
- Motivate and prepare sales team

Buy better
- Integration of GPA+PF purchasing areas
- More Volumes
- Planning with industry

Optimize fixed expenses
- Synergies with GPA

Create a management culture



PONTO FRIO CARD DIFFERENTIALS

Approval History

OCT/09 → MAR/10

41% Flex card sales growth

21% Growth in the percentage of approval of new accounts


MOVIE 1
GREATEST ANNIVERSARY
IN BRAZIL


MOVIE 2
WHAT DO I GET WITH
THAT?
Grupo Pão de Açucar


MOVIE 3
CHRISTMAS


MOVIE 4
BIG BROTHER
Grupo Pão de Açucar


EM

Grupo Pão de Açúcar

SALES GROWTH EVOLUTION
(PHYSICAL STORES + WHOLESALE + PONTOFRIO.COM)
(Year-on-Year)



-6.2%
-9.2%
10.2%
23.6%
48.6%
1Q09
2Q09
3Q09
4Q09
1Q10

CONTROL OF EXPENSES
(PHYSICAL STORES + WHOLESALE + PONTOFRIO.COM)


% Net Sales
23.9
34.1
18.7
19.7
18.5
1Q09
2Q09
3Q09
4Q09
1Q10

EBITDA MARGIN EVOLUTION
(PHYSICAL STORES + WHOLESALE + PONTOFRIO.COM)



1Q09
2Q09
3Q09
4Q09
1Q10
-1.4
-9.0
-0.9
1.2*
2.6

* Excluding restructuring expenses and accounting harmonization

Grupo Pão de Açúcar

GUIDANCES

PONTO FRIO

Physical Stores
Wholesale
Pontofrio.com

2012



Total Sales Growth


60%
2009
2012

Gains / synergies

Near R$ 1 billion

- Concentration of purchasing power
- Logistics
- Marketing - Increase of exposition with the same budget
- Back Office

EBITDA Margin

Between 5% and 6%

POSITIONING OF THE MAIN PLAYERS



In function of social classes
A
B
C
D
E
CASAS BAHIA
PONTO FRIO
magazineluiza vem ser feliz
PERNAMBUCANAS
Ricardo eletro
INSINUANTE IN


PONTO FRIO


PONTO FRIO


PONTO FRIO

Grupo Pão de Açucar


PONTO FRIO


PONTO FRIO
PONTO FRIO

Grupo Pão de Açúcar








PONTO FRIO


CASAS
BAHIA


BAHIA


BAHIA

Grupo Pão de Açucar


BAHIA
BAHIA
BAHIA
BAHIA

Grupo Pão de Açucar


BAHIA
COBRE
PREÇO


BAHIA
COBRE

Grupo Pão de Açúcar

HOW STANDS THE MARKET AFTER MERGERS


23% NOVA GLOBEX
16%
7%
3%
3%
3%
6%
SALES MACHINE
3%
BAHIA
PONTO FRIO
magazineluiza
PERNAMBUCANAS
Ricardo

Grupo Pão de Açucar

MAP OF BRAZIL



6
7
21
53
15
12
14
18
68
52
3
7
1
0
117
47
93
265
93
22
25
12
20
35
extra eletro
PONTO FRIO
CASAS BAHIA

TOTAL

Extra Eletro	47
Ponto Frio	457
Casas Bahia	518
Total	**1022**

Dec/2010 numbers

Grupo Pão de Açucar

GLOBAL RANKING

Rank	Company	Headquarters	2008 Sales (in US$ billion)	Stores
1	Best Buy	USA	45.1	4,096
2	Media-saturn	Germany	33.0	768
3	Expert	Switzerland	21.7	6,902
4	DSG International	UK	20.3	1,638
5	Euronics	Netherlands	19.1	11,824
6	Yamada Denki	Japan	16.6	1,360
7	Gome	China	15.7	1,263
8	Suning	China	15.5	820
9	Kesa Electricals	UK	11.4	713
10	**Nova Globex**	**Brazil**	**10.3**	**1,015**
11	Edion	Japan	7.8	1,178

Source: Accenture

	R$ Billion	Exchange Rate R$ / US$
Nova Globex	18.5	1.8

Grupo Pão de Açúcar

PROCESS OF INTEGRATION WITH CASAS BAHIA



Grupo Pão de Açúcar

WHAT HAS BEEN DONE

Identification of opportunities

Analysis of possible synergies

Preparation of the Organization for Integration






GPA Day
2010
QUESTIONS & ANSWERS

Grupo Pão de Açúcar

GPA Day 2010

SUSTAINABILITY

HUGO BETHLEM



SUSTAINABILITY

Producer | Fornecedor | Logística | Lojas | Clientes

PROGRAMS

Quality Since Origin

Caras do Brasil: **Fair Trade**

Taeq Meat





CARAS DO BRASIL
BOM PARA QUEM FAZ. MELHOR PARA QUEM

Grupo Pão de Açucar

SUSTAINABILITY

Produtor | **Supplier** | Logística | Lojas | Clientes





TOP LOG

Award recognizing
the best suppliers

Evaluation with
sustainability indicators

TOP LOG
Grupo Pão de Açucar
Econômico • Social • Ambiental



Grupo Pão de Açucar

SUSTAINABILITY

Produtor | Fornecedor | **Logistics** | Lojas | Clientes

GREEN DISTRIBUTION CENTER

The first was opened in **Brasília**

Operation based on **requirements of sustainability**





Grupo Pão de Açúcar

SUSTAINABILITY

Produtor | Fornecedor | Logística | **Stores** | Clientes



taeq
1ª loja
Verde de
São Paulo
Lugar de gente feliz



LOJA

GREEN STORE

38% savings in energy and 27% in water

Only **7% of garbage** sent to the landfill

Training for employees

Grupo Pão de Açúcar

SUSTAINABILITY

Produtor | Fornecedor | Logística | Lojas | **Customers**


Papel
Plástico
Metal
Vidro
Óleo de cozinha

Recycling stations:
correct discard

Alternative packaging,
as returnable bags

Green Checkout



SUSTAINABILITY



CONCERN ABOUT COMMUNITIES' DEVELOPMENT


NATA

NATA PROJECT

Technical School

120 students qualified in perishables in 2009



Grupo Pão de Açucar

INVESTING IN THE PRESENT
BUILDING THE FUTURE

With strategic objectives for growth

Differentiation in the relationship with client

Operational excellence in human resources



GRUPO PÃO DE AÇÚCAR IS READY TO:

Compete

Grow

Bring even better results

Grupo Pão de Açúcar

DIVERSITY IS ATTITUDE

The attitude of valuing professionals from different races, ethnic groups, cultures, generations, life styles, social classes, income groups and physical characteristics that contribute with their very best to GPA's success

---

The integration of our people with focusing on their potentials and capacities, instead of their limitations

---

In tune with consumers who share these same potentials and limitations



Grupo Pão de Açúcar

DIVERSITY

GPA for ALL
Placement of professionals with disabilities - **5%** of employees

Young Apprentice
Placement and training of youths in partnership with SENAC – **5%** of employees whose functions require vocational training

Senior Citizens
Placement of professionals starting at age 55

First Job
Placement of youths as of age 16, representing their first formal job

People of the Future
Social inclusion of youths as social-educational initiative of Fundação Casa



Grupo Pão de Açúcar

QUALITY OF LIFE

- Pão de Açúcar Sports Club (PAEC)
- Country Club Children's Action Day
- **Children's Day, with visits at our headquarters**
- Pão de Açúcar Kids
- Marathon
- Bicycle Tours
- GPA Club and Gym





Grupo Pão de Açúcar